June 18, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Gowetski, Senior Counsel
Office of Real Estate and Commodities

RE:	Retail Value Inc.
Registration Statement on Form 10 (File No. 001-38517)

Ladies and Gentlemen:

Retail Value Inc., an Ohio corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form 10 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on June 22, 2018 at 5:00 p.m., Eastern Time, or as soon thereafter as practicable.

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, the reasons for this request are as follows: on May 30, 2018, the board of directors of DDR Corp., an Ohio corporation (“DDR”), took several actions in connection with the spin-off of the Company from DDR, including establishing the distribution ratio for the spin-off, and setting a record date of June 26, 2018 and a distribution date of July 1, 2018. DDR and the Company wish to commence the process of printing and mailing the information statement relating to the spinoff as soon as possible following the record date.

Please contact Kimberly J. Pustulka of Jones Day at (216) 586-7002 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours,

Retail Value Inc.

By:	/s/ David R. Lukes
David R. Lukes
President and Chief Executive Officer

cc:	Kimberly J. Pustulka, Jones Day